UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of February 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

PRESS RELEASE

Veolia Water is selected by SIAAP
to renovate Europe’s biggest wastewater treatment plant

Paris, February 7, 2012 – SIAAP, the interdepartmental wastewater authority for the Greater Paris area, has selected OTV, a subsidiary of Veolia Water Solutions & Technologies, to head the consortium that has been awarded the contract to renovate the Seine Aval biological wastewater treatment plant in Achères. After the Chicago plant, Seine Aval is the second largest wastewater treatment plant in the world.

The contract awarded to the consortium is worth 776.7 million euros and is the biggest ever signed by OTV. The company will have a 25% share of the total revenue.

OTV has three major assignments:

-	to lead the project and coordinate all the participants in the Biosav consortium (architects, design firms, civil engineering and wastewater treatment process companies);
-	to design and build the structures;
-	to supply the treatment process.

Expertise in project management

Besides its technical expertise, OTV was selected due to its capacity to head up such a major project, which requires complying strictly with schedules and with publicly funded budgets.

In the contract, OTV has made clear commitments to the safety, reliability and programming of the works, which will enable SIAAP to continue providing and guaranteeing top-quality service to the 6.5 million customers throughout the period of the renovation project. Commissioning of the new facilities is planned for the end of 2017.

High environmental performance

The objective of this operation is to rebuild a new, more efficient biological treatment train as part of the total renovation of the site put into motion by SIAAP.
The main challenge lies in transforming the plant’s core process, which involves designing a more advanced treatment process, especially to deal with nitrogen, in the aim of making an active contribution to the good ecological status of the River Seine.
The solution put forward by OTV and the Biosav partners combines the extension of the existing biofiltration structures (BIOSTYR® process) and the construction of a new membrane filtration treatment train.
The compactness of the new structures will enable SIAAP, in a second phase, to dismantle the former uncovered biological treatment tanks and to gradually make use of 17 hectares of land along the banks of the Seine.

“The signing of this contract is a recognition of OTV’s expertise in the design and construction of plants that are exceptional both in terms of their size and in the technical prowess of the processes implemented. Aside technological expertise, when local public authorities make investments of this order, they must be able to count on a responsible partner that can guarantee the results and deadlines and that there will not be any budget overruns. That is the commitment from Veolia Water,” says Jean-Michel Herrewyn, Chairman of Veolia Water Solutions & Technologies and Chief Executive Officer of Veolia Water.

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Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world's major designers of technological solutions and constructor of facilities needed in water and wastewater services. With 96,260 employees in 67 countries, Veolia Water provides water service to 100 million people and wastewater service to 71 million. Its 2010 revenue amounted to €12.1 billion. www.veoliaeau.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 315,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €34.8 billion in 2010. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contacts
Marie-Claire Camus Tel: +33 (0) 1 71 75 06 08 marie-claire.camus@veolia.com	Stéphane Galfré Tel : +33 (0) 1 71 75 19 27 stephane.galfre@veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  February 7, 2012

VEOLIA ENVIRONNEMENT By: /s/ Olivier Orsini
Name: Olivier Orsini Title: Secretary General